UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the "Company") dated October 2, 2018 titled " Seanergy Maritime Holdings Corp. Announces Agreement to Acquire One Modern Capesize Vessel and Sale of Two Supramax Vessels to Become the Only US-Listed Pure-Play Capesize Vessel Owner."

Attached to this report on Form 6-K as Exhibit 2 is a copy of the press release of the Company dated October 3, 2018 titled "Seanergy Maritime Holdings Corp. Announces the Results of the Annual Meeting of Shareholders and Appointment of Chief Financial Officer."

Attached to this report on Form 6-K as Exhibit 3 is a copy of the press release of the Company dated October 31, 2018 titled "Seanergy Maritime Holdings Corp. Announces Agreements with Leading Dry-bulk Charterers to Install Scrubbers on Fifty Percent of its Capesize Fleet."

This report on Form 6-K and the exhibits hereto, other than the statements attributed to Stamatis Tsantanis, are hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-166697, 333-169813, 333-226796, and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 14, 2018	SEANERGY MARITIME HOLDINGS CORP. (Registrant)

/s/ Stamatios Tsantanis By: Stamatios Tsantanis Chief Executive Officer

Exhibit 1

Seanergy Maritime Holdings Corp. Announces Agreement to Acquire One Modern Capesize Vessel and Sale of Two Supramax Vessels to Become the Only US-Listed Pure-Play Capesize Vessel Owner

October 2, 2018 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it has entered into definitive agreements with unaffiliated third parties for the purchase of a modern secondhand Capesize vessel and the sale of two Supramax drybulk vessels. The transactions are expected to be completed in the fourth quarter of 2018. Following these transactions, Seanergy will be the only pure-play Capesize vessel owner listed in the US public markets.

Acquisition of Modern Capesize Vessel

The Company has agreed to acquire a modern secondhand Capesize vessel from an unaffiliated third party, built in 2010 at Daewoo Shipbuilding in South Korea with a cargo-carrying capacity of approximately 180,000 deadweight tons ("dwt") for a gross purchase price of $28.7 million.

The delivery of the new vessel is scheduled to take place in the fourth quarter of 2018. The vessel is currently on time charter to a major European drybulk operator at a gross daily rate of $17,150 with latest redelivery date in January 2019.

Sale of the Company's Supramax Vessels

Additionally, the Company has entered into two separate definitive agreements with unaffiliated third parties for the sale of its only two Supramax vessels, the 2010-built M/V Gladiatorship and the 2011-built M/V Guardianship. The aggregate gross sale price is approximately $23 million and the vessels are scheduled to be delivered to their new owners in October 2018.

Finally, the Company has reached an in-principle agreement with the existing lender of the two Supramax vessels pursuant to which it expects that the loan secured by these vessels will remain available to fund the majority of the acquisition cost of the new Capesize vessel under substantially the same terms. The definitive documentation for such agreement is currently under negotiation with the Company's lender. The balance of the acquisition price of the Capesize vessel is expected to be funded through cash on hand.

The S&P transactions are subject to standard closing procedures.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:

"We are pleased to announce these transformational transactions, which will result in the Company becoming the first pure-play Capesize owner listed in the US public markets. These transactions increase Seanergy's Capesize cargo carrying capacity to 1,748,638 dwt without diluting our shareholders or increasing our corporate leverage.

"This is consistent with our plan of focusing and growing Seanergy's presence on the Capesize market, which we believe offers the best fundamentals in the dry bulk industry.

"We believe that the sale price achieved for our two Supramax vessels is attractive, especially in view of the latest rules set by China for Tier II vessels engaged in domestic trading. The two Supramax vessels are replaced with a high quality Korean Capesize, acquired at what we believe to be a low price considering the current valuation environment and the favorable prospects of the sector.

"Lastly the in-principle agreement reached with one of our existing banks for the transfer of the loan from the two Supramax to the Capesize, attests to the continuous support of and strong working relationship with our lenders."

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently operates a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 9.3 years.

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Upon completion of the sales and the purchase of the new vessel, the Company's operating fleet shall consist of 10 Capesize vessels with an average age of 9.5 years and aggregate cargo carrying capacity of 1,748,638 dwt.

The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

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 Exhibit 2

Seanergy Maritime Holdings Corp. Announces the Results of the Annual Meeting of Shareholders and Appointment of Chief Financial Officer

October 3, 2018 - Athens, Greece Seanergy Maritime Holdings Corp. ("Seanergy" or the "Company") (NASDAQ: SHIP) announced today the results of the annual general meeting ("AGM") of its shareholders and the appointment of Chief Financial Officer ("CFO").

The Company's AGM was held on Wednesday, September 26, 2018 at the Company's executive offices in Glyfada, Greece. At the meeting the following proposals were approved and adopted: 1) the election of Mr. Dimitrios Anagnostopoulos and Mr. Ioannis Kartsonas, as Class C Directors to serve until the 2021 Annual Meeting of Shareholders, and 2) the appointment of Ernst & Young (Hellas) Certified Auditors-Accountants S.A. as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2018.

In addition, Seanergy announced the appointment of Stavros Gyftakis as the Company's CFO, effective October 3, 2018. Stamatis Tsantanis, the Company's Chairman and Chief Executive Officer, had acted as the Company's Interim Chief Financial Officer prior to the appointment announced today. Stavros (39) has been the Company's Finance Director since October, 2017 and has more than 12 years' experience in senior positions in the shipping finance industry. Before joining Seanergy, he was a Senior Vice President in the Greek shipping finance desk at DVB Bank SE. Stavros holds a BSc in Mathematics from the Aristotle University of Thessaloniki, a MSc in Business Mathematics awarded with Honors, from the Athens University of Economics and Business and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently operates a modern fleet of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 9.3 years.

The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.

Please visit our company website at: www.seanergymaritime.com
Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

Exhibit 3

Seanergy Maritime Holdings Corp. Announces Agreements with Leading Dry-bulk Charterers to Install Scrubbers on Fifty Percent of its Capesize Fleet

October 31, 2018 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it has entered into commercial agreements for the installation of exhaust gas cleaning systems ("scrubbers") on five of its capesize bulk carriers before the January 1, 2020 implementation date of the IMO sulfur emission cap regulations. Upon completion of the installations scheduled for Q2 and Q3 2019, the vessels will commence index linked period employment with three leading dry-bulk charterers ranging in durations between three and five years.

The Company has secured the scrubber equipment from Hyundai Materials, a well-known Korean manufacturer and has reserved retrofitting slots at an experienced dry-dock facility in China. The total investment, to be covered by the charterers, is expected to exceed $12.5 million, including equipment and installation costs.

Stamatis Tsantanis, the Company's Chairman & Chief Executive Officer, stated:

"We are very excited to announce these commercial agreements which should result in approximately $12.5 million accretion in our NAV. We believe that the significant investment that will be implemented in full cooperation with our charterers represents a balanced and comprehensive approach towards the new environmental regulations scheduled to become effective as of January 1, 2020.

"Such strategic direction comes after careful consideration of the various aspects of the new regulations and their implications in our sector, given that Seanergy was one of the first Greek dry-bulk companies to conclude a feasibility study on scrubbers, in cooperation with the American Bureau of Shipping (ABS).

"This significant investment by our charterers, in combination with innovative charter agreements, is expected to increase the market value of the subject vessels without our Company incurring additional debt or diluting our shareholders.

"It is important to further note that the underlying time-charters are index linked, maximizing Seanergy's exposure to the positive fundamentals and outlook of the Capesize market. Moreover, through profit sharing agreements calculated on the spread between high and low sulfur fuel, we believe we will be able to capitalize on short-term distortions in the bunker market.

"We aim to complete the installations of the scrubbers during 2019 before the IMO 2020 regulations come into force. Finally, upon implementation of the new IMO regulations, all of Seanergy's fleet will be fully compliant with the new rules."

Details of the Agreements:

A.          M/V Partnership and M/V Lordship

The Company has entered into two time charter agreements with a major European utility company, for M/Vs Partnership and Lordship, for a firm period of 33 to 37 months plus one additional period of 11 to 13 months at charterer's option.

B.          M/V Premiership and M/V Squireship

The Company has entered into two time charter agreements with a leading multinational commodity trading and mining company, for the M/Vs Premiership and Squireship, for a firm period of 36 to 42 months plus two additional periods of 11 to 13 months at charterer's option.

C.          M/V Championship

The Company has entered into an agreement for the sale and leaseback and a five year time charter with a large international commodity trading company for the M/V Championship, for a firm time-charter period of 60 months plus an additional 18 month period at charterer's option.

The latter two agreements are subject to the conclusion of definitive documentation.

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The daily hire on all three agreements is index-linked rate based on the 5-routes T/C average of the Baltic Exchange Capesize Index (BCI).

As part of the time charter agreements, the charterers will cover 100% of the equipment and installation cost for retrofitting the vessels with exhaust gas cleaning systems (scrubbers). On top of the daily hire, the Company will receive an additional compensation based on the spread between the price of High Sulphur Fuel Oil and the price of Marine Gas Oil or other IMO-compliant and ISO certified Low Sulphur Fuel Oil throughout the term of the time charters.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently operates a modern fleet of ten dry bulk carriers, consisting of nine Capesizes and one Supramax, with a combined cargo-carrying capacity of approximately 1,625,763 dwt and an average fleet age of about 9.6 years.

Upon the completion of the sale of the second Supramax and the purchase of the new Capesize previously announced, the Company's operating fleet shall consist of ten Capesize vessels with an average age of 9.6 years and aggregate cargo carrying capacity of 1,748,638 dwt.

The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.

Please visit our company website at: www.seanergymaritime.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates", and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's ability to continue as a going concern; the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; the conclusion of definitive documentation, competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

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